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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2005

                                  ATTUNITY LTD
                              (Name of Registrant)


              Einstein Building, Tirat Carmel, Haifa, Israel 39101
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]         Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [ ]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________







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                                  ATTUNITY LTD



6-K Items

1. Press release re The City of Lausanne Chooses Sunopsis and Attunity for Real-Time Mainframe Data Integration dated January 20, 2005.

                                                                          ITEM 1

Press Release                                                   Source: Attunity

The City of Lausanne Chooses Sunopsis and Attunity for Real-Time Mainframe Data Integration

Thursday January 20, 11:18 am ET

BURLINGTON, Mass. & WAKEFIELD, Mass.--(BUSINESS WIRE)--Jan. 20, 2005--Sunopsis, a technology innovator in the data integration market, and Attunity Ltd. (NASDAQ: ATTU - News), a leading provider of enterprise data integration software, announced today that the City of Lausanne in Switzerland has chosen the companies' integration solutions to migrate its information system from a mainframe environment toward open systems.

Located in the Western part of Switzerland, Lausanne, "the smallest of large Swiss cities," is the capital of the Canton of Vaud and has been host to the International Olympic Committee since 1915. With 125,000 inhabitants and a dynamic industrial and economic environment, managing the City requires significant computer systems. Historically, the management of the City (population, companies, schools, voters lists, etc.) was performed on an IBM/390 mainframe. With these applications slowly growing obsolete, the City needed to replace its systems to maintain its business operations. The City selected a Java development architecture, using Open Source components such as Apache, JBoss and Eclipse, with Oracle on Linux as the RDBMS.

Migrating from one system to the other, a process that the City expects to last for two to three years, results in some applications continuing to run on the mainframe, while other applications become available on the new systems.

"There was no way we could just replace all our applications overnight," explained Guy Wuilleret, Director of Information Systems for the City of Lausanne. "We needed the ability to run both the old and the new system in parallel, while preserving the consistency of data in both systems for the entire duration of the migration."

To address these needs, the IT teams of the City of Lausanne needed to identify a solution that would allow data to be replicated bi-directionally between the DB2/MVS database on the IBM mainframe and the Oracle RDBMS.

"This replication carries two specific complexities," explains Angela Nani, Manager of Applications for the City of Lausanne. "Firstly, the data schemas differ vastly between the mainframe and the Oracle databases, which requires complex data transformations during the replication processes. More importantly, this replication needs to be performed in real-time, requiring updates to be processed in an incremental mode."

After evaluating several solutions on the market, the City of Lausanne selected a joint solution provided by Sunopsis and Attunity. The data integration solution relied on the robust ETL capabilities of Sunopsis, while Attunity provided real-time access and change data capture for the City's mainframe data sources. The seamless integration between the companies' products simplified and accelerated the solution delivery.

"We were impressed by the ease of installation and configuration of these products," explains Angela Nani. "All the tests we had designed to validate the solution were passed in a record time, when competing products were unable to meet our needs. We are glad that Sunopsis and Attunity have decided to work together to offer us an integrated and high performance solution."

About Sunopsis

Sunopsis empowers companies to improve business responsiveness by placing the right data at the right place, at the right time. The company's next-generation data integration product allows organizations to efficiently manage and share data from disparate data sources without the complexity and cost of traditional data integration solutions. With more than 400 customers worldwide, and a global presence, Sunopsis has regional headquarters in Boston for the United States, France for Europe and Singapore for the Asian market.

About Attunity Ltd.

Attunity is a leading provider of enterprise data integration software. Using Attunity's products, companies can seamlessly connect to data sources, stream data changes across the enterprise, and federate heterogeneous information to achieve a single view of their business. Employing a unique distributed architecture, Attunity software runs natively on enterprise data servers, turning locked data silos into an efficient Information Grid. The result is significantly enhanced performance and reduced cost of ownership.

More than 1,000 customers are using Attunity software worldwide for data integration initiatives such as service-oriented integration to the mainframe as part of EAI projects, legacy data access for business intelligence and reporting, real-time and efficient ETL based on change data capture, and single customer views from disparate information sources. Also, Attunity is a trusted partner for industry leaders like Oracle and HP who embed Attunity software into their products and solution offerings.

----------------

Contact:
     Attunity Stefan Wennik, 781-213-5218 stefan.wennik@attunity.com or Sunopsis Yves de Montcheuil, 888-740-0300 yvesm@sunopsis.com or fama PR Kate Aldinger, 617-758-4147 attunity@famapr.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            ATTUNITY LTD
                                            ------------
                                             (Registrant)



                                            By: /s/Ofer Segev
                                                -------------
                                                Ofer Segev
                                                Chief Financial Officer


Date: January 21, 2005